Filing under Rule 425 under
                                                      the Securities Act of 1933
                                   and deemed filed under Rules 14d-2 and 14a-12
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



================================================================================



                       CCL AND POC -- AN IDEAL COMBINATION


                             Investor Presentation
                                  November 2002



================================================================================

FORWARD LOOKING STATEMENTS AND RESPONSIBILITY

================================================================================

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this presentation constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival Corporation ("CCL") has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume,", "believe," "expect," "forecast," "future," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of CCL's net revenue yields, booking levels, pricing, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause CCL's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for CCL's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, adverse media publicity and the availability of air service; shifts in consumer booking patterns; increases in vacation industry capacity, including cruise capacity; continued availability of attractive port destinations; changes in tax laws and regulations; changes and disruptions in equity, financial and insurance markets; CCL's financial and contractual counterparties' ability to perform; CCL's ability to implement its brand strategy; CCL's ability to implement its shipbuilding program and to continue to expand its business worldwide; CCL's ability to attract and retain shipboard crew; changes in foreign currency and interest rates and increases in security, food, fuel, and insurance costs; delivery of new ships on schedule and at the contracted prices; weather patterns and natural disasters; unscheduled ship repairs and drydocking; incidents involving cruise ships; impact of pending or threatened litigation; CCL's ability to implement successfully cost improvement plans; the continuing financial viability and/or consolidation of CCL's travel agent distribution system; Carnival's ability to integrate successfully business acquisitions and changes in laws and regulations applicable to CCL.

These risks may not be exhaustive. CCL operates in a continually changing business environment, and new risks emerge from time to time. CCL cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. CCL undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CCL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4, A PROXY STATEMENT ON
SCHEDULE 14A AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF ITS CARNIVAL DLC PROPOSAL TO ACQUIRE P&O PRINCESS CRUISES PLC ("POC"). THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE CARNIVAL DLC PROPOSAL. CCL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF POC AFTER THE FORM S-4 HAS BEEN DECLARED EFFECTIVE BY THE SEC. CCL PLANS TO MAIL THE PROXY STATEMENT TO ITS SHAREHOLDERS AT OR ABOUT THE SAME TIME. THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CCL, POC, THE CCL DLC PROPOSAL AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE CCL DLC PROPOSAL CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE CCL DLC PROPOSAL. THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER AND/OR CCL DLC PROPOSAL WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER AND/OR CCL DLC PROPOSAL WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428.

IN ADDITION TO THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE CCL DLC PROPOSAL, CCL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

THE IDENTITIES OF THE PARTICIPANTS IN THE SOLICITATION OF CCL SHAREHOLDERS FOR PURPOSES OF RULE 14a-12(a)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND THEIR INTERESTS IN THE OFFER AND THE TRANSACTIONS RELATED TO IT ARE SET FORTH IN APPENDIX VI TO CCL'S FILING UNDER RULE 425 DATED OCTOBER 24, 2002.

Terms used in this presentation have the same meaning as in the Announcement dated October 24, 2002.

The directors of CCL ("Directors") accept responsibility for the information contained in this presentation. To the best of the knowledge and belief of the directors of CCL (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this presentation relating to POC and Royal Caribbean which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to CCL and no-one else in connection with the Increased Offer and CCL DLC Proposal and will not be responsible to anyone other than CCL for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Increased Offer and CCL DLC Proposal.

At this time, there is no agreement between CCL and POC to proceed with a DLC.


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                                        1

CCL & POC: AN IDEAL COMBINATION

================================================================================

     [X] A CCL/POC combination will create a dynamic global leisure dual listed company and is expected to be the only company in both the FTSE 100 and S&P 500

     [X] Compelling strategic rationale

     [X] Sharing of industry-best operating practices and management teams expected to generate synergies of $100m

     [X] Strong operating cash flow and balance sheet should drive future growth

     [X] CCL committed to a DLC structure


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                                        2

================================================================================



                               STRATEGIC RATIONALE



================================================================================

CCL & POC: AN IDEAL STRATEGIC COMBINATION
================================================================================

     [X] Creates a leading global vacation and leisure company in a growth segment of the wider vacation market

     [X] Highly complementary brands by both geography AND product offering

     [X] Most recognised cruising brands in leading vacation markets

     [X] State-of-the-art combined fleet

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                                        4

CCL & POC: LEADING GLOBAL VACATION & LEISURE COMPANY
================================================================================


[GRAPHIC OMITTED]

                                        CCL     POC     CCL/POC
                                        ---     ---     -------

         Fleet Size (ships) (1)           45      19         64

         Berths (000s) (1)              65.6    30.8       96.3

         Passengers carried (000s) (2) 3,385   1,028      4,413

         Ships on order                   14       6         20

         Berths on order (000s)         32.4    13.7        46.1

         Employees (000s) (2)           33.2    19.5        52.7

Source:  Company accounts and filings

(1) Fleet size and berths for CCL include the Carnival Conquest; for POC fleet size and berths it includes the former Renaissance vessels, R3 and R4, acquired in August 2002, excludes the Victoria and Pacific Princess (announced withdrawals) and excludes river boats

(2)  Passengers carried and employees for fiscal year 2001


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                                        5

CRUISING CONTINUES TO GROW AS A VACATION ALTERNATIVE
================================================================================

     [X] Cruising is a long-term growth segment of the wider vacation market

     [X] The North American cruise segment is growing

         --  8% average passenger growth over last five years (1)

         -- cruising continues to attract consumers from other vacation alternatives

     [X] Even stronger growth in Europe

         --  11% average passenger growth over last four years (1)

     [X] Despite events of 9/11, North America and Europe had a higher level of cruise passengers in 2001 than in 2000 (1)

(1) Source:  G P Wild (European passenger growth is Western Europe only)


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                                        6

STRONG PROSPECTS FOR FUTURE GROWTH
================================================================================

     [X] CCL/POC will be ideally positioned to capitalise on future growth in existing and new regions

     [X] Favorable demographics and trend towards more leisure / vacation time

     [X] Low penetration levels, particularly in Europe

         --  Approximately 3% in N. America(1)
         --  Less than 1% in Europe(2)

     [X] Europe developing with targeted brands

         --  Southern Europe - Costa
         --  United Kingdom - P&O Cruises / Cunard
         --  Germany - Aida

(1) Source:  CLIA, Travel Industry Association
(2) Source:  GP Wild


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                                        7

WIDE PORTFOLIO OF HIGHLY COMPLEMENTARY BRANDS
================================================================================


POC's brands complement CCL's - by geography & product offering


[GRAPHIC OMITTED]
[MAP OF THE WORLD]


NORTH AMERICA           UNITED KINGDOM          GERMANY
-------------           --------------          -------

Seabourn                Cunard                  Aida Cruises
Windstar Cruises        P&O Cruises             Arosa
Holland America         Ocean Village           Costa
Princess                Swan Hellenic
Carnival Cruise Lines

                                                S. EUROPE
                                                ---------

                                                Costa

                                                            AUSTRALIA
                                                            ---------

                                                            P&O Cruises


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                                        8

HIGH BAND AWARENESS
================================================================================


     [X] CCL & POC brands enjoy the highest levels of unaided brand awareness in the North American and UK cruise segments...

[GRAPHIC OMITTED]

                NORTH AMERICA (1)

Carnival        52%

Princess        38%

RCI             23%

NCL             21%

HAL             15%


[GRAPHIC OMITTED]

                UNITED KINGDOM (2)

P & O Cruises   63%

Cunard          29%

Thomson         20%

Airtours        20%

Fred Olsen      19%


(1) Source: TRD Frameworks
(2) Source: P&O Princess plc shareholder circular dated February 5, 2002


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                                        9

================================================================================


     [_] ...as well as in the German and Italian cruise segments

[GRAPHIC OMITTED]

                GERMANY (1)

Aida            15.0%

Deutschland     11.0%

Europa          10.0%

Berlin          10.0%

Astor            5.0%


[GRAPHIC OMITTED]

                ITALY (2)

Costa           21.9%

Festival         0.4%

Carnival         0.3%

MSC              0.2%


(1) Source:  P&O Princess plc shareholder circular dated February 5, 2002
(2) Source:  Company data.  Represents survey of tour operators


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                                       10

STATE-OF-THE-ART COMBINED FLEET
================================================================================


     [X] Combination of modern fleets

         --  Average age of 7.2 years

     [X] Introduction of new state-of-the art ships

         --  Increased ratio of balcony cabins on new ships maximises yields

             - CCL balcony ratio increased from 5% of berths in the 1990 Fantasy class to 64% in the 2001 Spirit class

             -  POC balcony ratio increased from 23% for the Crown Princess
                (1990) to 55% for the Grand Princess (1998)

         --  Greater number of berths per ship maximises operating efficiencies

             - Average of 1,505 berths per ship by the end of November 2002, expected to increase to 1,683 by 2005 (1)

(1) Excludes POC river boats


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                                       11

================================================================================



                         CCL - THE BEST PARTNER FOR POC



================================================================================

CCL IS THE MOST PROFITABLE MAJOR CRUISE OPERATOR
================================================================================


[GRAPHIC OMITTED]

                EBITDA MARGIN
                (LTM) (1)(2)

CCL                 32.8%

RCL                 25.3%

POC                 23.0%


[GRAPHIC OMITTED]

                NET INCOME MARGIN
                (LTM) (2)(3)

CCL                 22.3%

POC                 12.7%

RCL                  8.3%


Source: Company accounts and filings. CCL and RCL as per US GAAP, POC as per UK GAAP
(1)  CCL LTM EBITDA excludes impairment charges relating to vessel writedowns
(2)  CCL LTM as of August 2002, POC and RCL LTM as of September 2002
(3) CCL net income adjusted for impairment charge, gain on asset sale and income tax benefit, POC net income adjusted for gain on sale of fixed assets


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                                       13

CCL IS THE MOST EFFICIENT OPERATOR
================================================================================

[GRAPHIC OMITTED]

                EBITDA/
                AVAIL. BERTH DAYS (1)
                (LTM)

CCL                     $67

POC                     $54

RCL                     $50


[GRAPHIC OMITTED]

                ROIC (2)(3)
                (LTM)

CCL                     11%

POC                      8%

RCL                      5%

Source: Company accounts and filings. CCL and RCL as per US GAAP, POC as per UK GAAP
(1) CCL LTM as of August 2002, POC and RCL LTM as of September 2002. CCL LTM EBITDA excludes impairment charged relating to vessel writedowns
(2) ROIC is EBIT taxed at the effective tax rate, divided by average invested capital
(3) CCL LTM as of August 2002, POC LTM as of September 2002 and RCL LTM as of June 2002 (latest available balance sheet). CCL LTM EBIT excludes impairment charges relating to vessel writedowns

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                                       14

KEY DLC FINANCIALS
================================================================================


[GRAPHIC OMITTED]

LTM (1) (US $MM)                CCL             POC             COMBINED (4)
------------------------   -------------   -------------   -----------------

Revenue                         $4,292          $2,442          $6,733

EBITDA (2)                       1,406             560           1,966

Net Income (3)                     957             310           1,267
--------------------------------------------------------------------------------
Total Assets                    12,197           5,796          17,992

Total Debt                       3,070           2,085           5,155

Cash & Cash Equivalents          1,300             211           1,511

Net Debt                         1,770           1,874           3,644
--------------------------------------------------------------------------------
Net Debt / EBITDA (LTM)           1.3x            3.3x            1.9x

Net Debt / Net Book
Capitalisation                   19.5%           39.4%           26.4%


(1) LTM figures as of August 2002 for CCL (per US GAAP) and September 2002 for POC (per UK GAAP)
(2)  CCL LTM EBITDA excludes impairment charges relating to vessel writedowns
(3) CCL net income adjusted for impairment charge, gain on asset sale and income tax benefit, POC net income adjusted for gain on sale of fixed assets
(4)  Does not include pro forma adjustments


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                                       15

SYNERGIES
================================================================================

     [X] CCL estimates synergies of at least $100 million on an annualised basis in first full financial year following transaction

     [X] Savings realised principally through the application of best practices, particularly:

         --  Procurement

         --  Rationalisation of support operations

         --  S,G&A costs

--------------------------------------------------------------------------------
        CCL is the most profitable and efficient major cruise company in the world and is best-positioned to deliver meaningful synergies
--------------------------------------------------------------------------------


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                                       16

STRONG BALANCE SHEET TO DRIVE FUTURE GROWTH
================================================================================


[GRAPHIC OMITTED]


RATING (1)

A2
                CCL Today
A3

Baa1                            POC Pre-20 Nov
                                                    Review changed to developing
Baa2                                                from possible downgrade
                                                    after CCL offer was cleared
Baa3    Investment Grade        POC Today           by the EU
--------------------------------------------------------------------------------
Ba1     Non-Investment Grade

Ba2


                                        CCL (2)         POC (2)
                                        -------         -------

Net Debt / EBITDA (LTM)                  1.3x             3.3x

Net Debt / Net Book Cap                 19.5%            39.4%

Debt Ratings (S&P/Moody's)              A/A2            BBB/Baa3

Liquidity ($m)(3)                       $2,900           $700

(1)  Credit ratings as per Moody's Investors Service
(2)  As of August 2002 for CCL and September 2002 for POC
(3)  Liquidity calculated as cash plus committed undrawn facilities


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                                       17

================================================================================



                              STRUCTURE AND TIMING



================================================================================

KEY TERMS OF DLC PROPOSAL
================================================================================


[GRAPHIC OMITTED]

STRUCTURE         [X]  Dual listed company structure and Partial Share Offer

                  [X] If proposal is not passed by POC shareholders, CCL offer is withdrawn

OWNERSHIP AND
VOTING RIGHTS     [X]  Carnival - 74%

                  [X]  P&O Princess - 26%

                  [X]  Based on a share exchange ratio of 1 POC Ordinary Share =
                       0.3004 CCL shares

PARTIAL SHARE
OFFER             [X]  DLC structure includes a Partial Share Offer by which POC shareholders can exchange POC shares for CCL shares
                       (maximum of 20% of POC's issued share capital)

BOARD &
MANAGEMENT        [X]  Identical Boards and unified executive management team

PRIMARY LISTING/
INDEX INCLUSION
(1)               [X]  Carnival:  NYSE/S&P 500

                  [X]  P&O Princess:  LSE/FTSE 100

COMPLETION        [X]  Expected Q1 2003

(1) Expected index inclusion assumes current market capiatlisations


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                                       19

DLC STRUCTURAL DIAGRAM
================================================================================


[GRAPHIC OMITTED]

        CCL SHAREHOLDERS                                POC SHAREHOLDERS
                             Holding arising from
                             Partial Share Offer
                             (max 6.6%) (1)

        CARNIVAL                                        P&O PRINCESS CRUISES
        CORPORATION                                             PLC
                             Equalisation Agreement

                             Holding arising from
                             Partial Share Offer
                             (max 20%) (1)

--------------------------------------------------------------------------------
        CARNIVAL                                        P&O PRINCESS CRUISES
  ASSETS & LIABILITIES                                  ASSETS & LIABILITIES
--------------------------------------------------------------------------------

(1) Represents POC holding in the CCL arm of the DLC assuming full take up of Partial Share Alternative (20% of POC's shares outstanding)


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                                       20

CARNIVAL IS COMMITTED TO A DLC STRUCTURE
================================================================================


     [X] Expected to retain existing primary listings and index participation

     [X] Substantially negates flowback associated with cross-border acquisitions

     [X] Allows POC shareholders continued participation in cruise sector growth

     [X] Access to two of the world's largest equity markets

     [X] Preserves strong balance sheet and credit rating

     [X] On-going UK investor relations programme for analysts and investors


--------------------------------------------------------------------------------
       Carnival has consistently stated its interest in a DLC structure, but had been unable to offer a DLC without talking to POC
--------------------------------------------------------------------------------


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                                       21

SUBSTANTIAL DLC LIQUIDITY
================================================================================


     [X] Based on current market capitalisations and index weightings, it is expected that:

         -- POC will be the 57th largest company in the FTSE 100 with a market capitalisation of (pound)3.6 billion (1)

         -- CCL will be the 103rd largest company in the S&P 500 with a market capitalisation of $17.1 billion (1)


--------------------------------------------------------------------------------
        As adjusted for Arison family stake and index tracker holdings,
         CCL estimates DLC liquidity split will approximate 60%/40$ (2)
--------------------------------------------------------------------------------


(1) Source: Datastream.  Based on market capitalisation as at 5 November 2002
(2) Based on 47% Arison family stake, 10% S&P Index fund holding and 10% FTSE 100 Index fund holding


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


INDICATIVE TIMETABLE
================================================================================


[GRAPHIC OMITTED]

DATE                    ACTION/EVENT
----                    ------------

January 2003            [X] Satisfaction of remaining pre-conditions

                            --  Termination of JV Agreement

                            -- POC expected to enter into Implementation Agreement with CCL and recommend the CCL DLC proposal

                        [X] Documents distributed to POC shareholders

                            -- POC Circular giving notice of EGM (to approve CCL DLC proposal)

                            -- Registration statement / Partial Share Offer Document (to elect CCL shares)

                        [X] Proxy Statement distributed to CCL shareholders

Q1 2003                 [X] CCL Shareholder Meeting

                        [X] POC EGM and closing of Partial Share Offer

                        [X] Closing of transaction


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                                       23

SUMMARY
================================================================================


     [X] A CCL/POC combination will create a dynamic global leisure dual listed company and is expected to be the only company in both the FTSE 100 and S&P 500

     [X] Compelling strategic rationale

     [X] Sharing of industry-best operating practices and management teams expected to generate estimated synergies of $100m

     [X] Strong operating cash flow and balance sheet should drive future growth

     [X] CCL committed to a DLC structure


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                                       24

================================================================================


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                                 C A R N I V A L
                                   CORPORATION

                              Investor Presentation
                                  November 2002



================================================================================